UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.1)*


Brainstorm Cell Therapeutics Inc.
(Name of Issuer)


Common Stock
(Title of Class of Securities)


10501E102
(CUSIP Number)


December 31, 2014
(Date of Event Which Requires Filing of this Statement)


       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
       The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.
10501E102





1.
NAME OF REPORTING PERSONS








Sabby Healthcare Master Fund, Ltd.




2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


(a)  [_]


(b)  [X]



3.
SEC USE ONLY










4.
CITIZENSHIP OR PLACE OF ORGANIZATION





Cayman Islands




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH



5.
SOLE VOTING POWER





0




6.
SHARED VOTING POWER





 762,547




7.
SOLE DISPOSITIVE POWER





0




8.
SHARED DISPOSITIVE POWER





 762,547




9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON




 762,547




10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)



[_]






11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)





4.99




12.
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              CO?
CUSIP No.
10501E102





1.
NAME OF REPORTING PERSONS








Sabby Volatility Warrant Master Fund, Ltd.




2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


(a)  [_]


(b)  [X]



3.
SEC USE ONLY










4.
CITIZENSHIP OR PLACE OF ORGANIZATION





Cayman Islands




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH



5.
SOLE VOTING POWER





0




6.
SHARED VOTING POWER





 672,700




7.
SOLE DISPOSITIVE POWER





0




8.
SHARED DISPOSITIVE POWER





 672,700




9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON




 672,700




10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)



[_]






11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)





4.40




12.
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              CO?

CUSIP No.
10501E102





1.
NAME OF REPORTING PERSONS








Sabby Management, LLC




2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


(a)  [_]


(b)  [X]



3.
SEC USE ONLY










4.
CITIZENSHIP OR PLACE OF ORGANIZATION





Delaware, USA




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH



5.
SOLE VOTING POWER





0




6.
SHARED VOTING POWER





  762,547




7.
SOLE DISPOSITIVE POWER





0




8.
SHARED DISPOSITIVE POWER





  762,547




9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON




  762,547




10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



[_]






11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)





4.99




12.
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              OO
CUSIP No.
10501E102





1.
NAME OF REPORTING PERSONS








Hal Mintz




2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


(a)  [_]


(b)  [X]



3.
SEC USE ONLY










4.
CITIZENSHIP OR PLACE OF ORGANIZATION





USA




NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH



5.
SOLE VOTING POWER





0




6.
SHARED VOTING POWER





  762,547




7.
SOLE DISPOSITIVE POWER





0




8.
SHARED DISPOSITIVE POWER





  762,547




9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON




  762,547




10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



[_]






11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)





4.99




12.
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN?

CUSIP No.
10501E102



Item 1.
(a).
Name of Issuer:







Brainstorm Cell Therapeutics Inc.



(b).
Address of issuer's principal executive offices:







605 Third Avenue, 34th Floor
New York, NY 1015

Item 2.
(a).
Name of person filing:







Sabby Healthcare Master Fund, Ltd.
Sabby Volatility Warrant Master Fund, Ltd.
Sabby Management, LLC
Hal Mintz




(b).
Address or principal business office or, if none, residence:




Sabby Healthcare Master Fund, Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way, Camana Bay
Grand Cayman KY1-9007
Cayman Islands

Sabby Volatility Warrant Master Fund, Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
89 Nexus Way, Camana Bay
Grand Cayman KY1-9007
Cayman Islands

Sabby Management, LLC
10 Mountainview Road, Suite 205
Upper Saddle River, New Jersey 07458

Hal Mintz
c/o Sabby Management, LLC
10 Mountainview Road, Suite 205
Upper Saddle River, New Jersey 07458







(c).
Citizenship:




Sabby Healthcare Master Fund, Ltd. - Cayman Islands
Sabby Volatility Warrant Master Fund, Ltd. - Cayman Islands
Sabby Management, LLC - Delaware, USA
Hal Mintz - USA







(d).
Title of class of securities:







Common stock (the Common Stock)



(e).
CUSIP No.:







10501E102


Item 3.
If This Statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a


(a)
[_]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).


(b)
[_]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


(c)
[_]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c).


(d)
[_]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).


(e)
[_]
An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);


(f)
[_]
An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);


(g)
[_]
A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);



(h)
[_]
A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);


(i)
[_]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


(j)
[_]
A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);


(k)
[_]
Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:







Item 4.
Ownership.


Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a)
Amount beneficially owned:

Sabby Healthcare Master Fund, Ltd. -  762,547

Sabby Volatility Warrant Master Fund, Ltd. -  672,700

Sabby Management, LLC -   762,547

Hal Mintz -   762,547


(b)
Percent of class:

Sabby Healthcare Master Fund, Ltd. - 4.99%

Sabby Volatility Warrant Master Fund, Ltd. - 4.40%

Sabby Management, LLC - 4.99%

Hal Mintz - 4.99%






(c)
Number of shares as to which the person has:



Sabby Healthcare Master Fund, Ltd.



  (i)
Sole power to vote or to direct the vote
0








  (ii)
Shared power to vote or to direct the vote
 762,547








  (iii)
Sole power to dispose or to direct the disposition of
0








  (iv)
Shared power to dispose or to direct the disposition of
 762,547









Sabby Volatility Warrant Master Fund, Ltd.



  (i)
Sole power to vote or to direct the vote
0








  (ii)
Shared power to vote or to direct the vote
 672,700








  (iii)
Sole power to dispose or to direct the disposition of
0








  (iv)
Shared power to dispose or to direct the disposition of
 672,700





Sabby Management, LLC



  (i)
Sole power to vote or to direct the vote
0








 (ii)
Shared power to vote or to direct the vote
  762,547








 (iii)
Sole power to dispose or to direct the disposition of
0








 (iv)
Shared power to dispose or to direct the disposition of
  762,547









Hal Mintz



 (i)
Sole power to vote or to direct the vote
0








 (ii)
Shared power to vote or to direct the vote
  762,547








 (iii)
Sole power to dispose or to direct the disposition of
0








 (iv)
Shared power to dispose or to direct the disposition of
  762,547









As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, (i) Sabby Healthcare Master Fund, Ltd. and
Sabby Volatility Master Fund, Ltd. beneficially own 762,547 and 672,700 shares of the Issuer's common stock (Common Stock), respectively, representing approximately 4.99% and 4.40% of the Common Stock, respectively, and (ii) Sabby Management, LLC and Hal Mintz each beneficially own 762,547 shares of the Common Stock, representing approximately 4.99% of the Common Stock. Sabby Management, LLC and Hal Mintz do not directly own any shares of Common Stock, but each indirectly owns 762,547 shares of Common Stock. Sabby Management, LLC, a Delaware limited liability company, indirectly owns 762,547 shares of Common Stock because it serves as the investment manager of Sabby Healthcare
Volatility Master Fund, Ltd. and Sabby Volatility Warrant Master Fund, Ltd., Cayman Islands companies. Mr. Mintz indirectly owns 762,547 shares of Common Stock in his capacity as manager of Sabby Management, LLC.


Item 5.
Ownership of Five Percent or Less of a Class.


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].






?
Item 6.
Ownership of More Than Five Percent on Behalf of Another Person.





Not applicable



Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.





Not applicable



Item 8.
Identification and Classification of Members of the Group.





Not applicable



Item 9.
Notice of Dissolution of Group.





Not applicable



?
Item 10.
Certification.




By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



?
SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2015

(Date)





Sabby Healthcare Master Fund, Ltd.

By: /s/ Joseph McIvor
	Name:  Joseph McIvor
 Title:   Authorized Person of TDF Management Ltd.,
a Director


Sabby Volatility Warrant Master Fund, Ltd.

By: /s/ Joseph McIvor
	Name:  Joseph McIvor
 Title:   Authorized Person of TDF Management Ltd.,
a Director


Sabby Management, LLC*

By: /s/ Robert Grundstein
	Name:  Robert Grundstein
       Title:   Chief Operating Officer







/s/ Hal Mintz*
 Hal Mintz

*This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT 1
----------

JOINT FILING AGREEMENT

       The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock of Brainstorm Cell Therapeutics Inc. is filed jointly, on behalf of each of them.


Dated:  February 2, 2015


Sabby Healthcare Master Fund, Ltd.

By: /s/ Joseph McIvor
     Name:  Joseph McIvor
     Title:   Authorized Person of TDF Management
Ltd.,    a Director

Sabby Volatility Warrant Master Fund, Ltd.

By: /s/ Joseph McIvor
     Name:  Joseph McIvor
     Title:   Authorized Person of TDF Management
Ltd.,    a Director



Sabby Management, LLC

By: /s/ Robert Grundstein
	Name:  Robert Grundstein
       Title:   Chief Operating Officer




/s/ Hal Mintz
 Hal Mintz